UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68590

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 AND ENDING 12/31/23
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: QuantRiver Financial, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6430 Plantation Park Court, Suite 310
(No. and Street)

Fort Myers   FL   33966
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alexander Mezheritsky (239) 244-8787   amezheritsky@qrfin.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Rd., Suite 1500 Atlanta   GA   30326
(Address)   (City)   (State)   (Zip Code)

5/5/09   3514
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Alexander Mezheritsky</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>QuantRiver Financial, LLC</u>, as of <u>December 31</u>, 2 <u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.





MATT AMODEO
Notary Public - State of Florida
Commission # HH 278697
My Comm. Expires Aug 22, 2026
Bonded through National Notary Assn.

Signature: _____

Title: <u>CEO, CPU</u>



Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

QUANTRIVER FINANCIAL, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2023
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

QUANTRIVER FINANCIAL, LLC

Table of Contents

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
QuantRiver Financial, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of QuantRiver Financial, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

April 12, 2024
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

QUANTRIVER FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash	$	99,167
Due from clearing firm		132,621
Prepaid expenses and deposits		30,284
TOTAL ASSETS	$	262,072

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	3,016
Due to related party		23,600
TOTAL LIABILITIES		26,616

MEMBERS' EQUITY 235,456

TOTAL LIABILITIES AND MEMBERS' EQUITY	$	262,072

The accompanying notes are an integral part of these financial statements.

QUANTRIVER FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

1. ORGANIZATION AND NATURE OF BUSINESS

QuantRiver Financial, LLC, (the "Company") was organized in the state of Florida in March 2010. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is additionally registered with the Commodity Futures Trading Commission ("CFTC"), which has delegated certain regulatory authority to the National Futures Association ("NFA"). The Company is also a member of NYSE Arca, Inc. The Company operates as a fully disclosed introducing broker-dealer. In this capacity, it offers its services primarily to institutional as well as some retail customers, primarily from Russia, all of whom are self-directed investors that choose their own investments or receive direction from an outside party to assist them in their investment choices. As a limited liability company, the members' liability is limited to their investment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into buy or sell transactions, the Company charges a commission. The Company recognizes commission income and related clearing expenses on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company's performance obligation is satisfied on the trade date, because: 1) the underlying securities, pricing and counterparty have been determined; 2) ownership risks and rewards have transferred; and 3) the purchaser has control of the securities' use.

The Company has an agreement with its clearing broker to share interest income earned on customer account balances. Such interest income is recognized as it is earned.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is taxed as a partnership. Therefore, the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than- not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined that there are no material uncertain income tax positions for which a provision or liability for income taxes is necessary.

Cash

The Company maintains its cash deposits at a high credit quality financial institution. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may exceed insured limits. The Company has not experienced any losses in such accounts.

3. CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to maintain customer accounts, and to execute and clear customer transactions, on a fully disclosed basis. The due from its clearing broker at December 31, 2023, consists of commissions and interest sharing revenue receivable as well as funds held in accounts. The due from clearing broker is considered fully collectible at December 31, 2023, and no allowance for credit losses is required.

4. CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2023.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Net Capital requirements of SEC Rule 15c3-1 and CFTC Regulation 1.17, which provide that the Company's minimum net capital shall be the greater of these two requirements. Further, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $205,172 which exceeded the minimum net capital requirement of $45,000 by $160,172. The Company's ratio of aggregate indebtedness to net capital was 0.13 to 1.

6. OFF BALANCE SHEET RISK

The Company introduces its customer transactions to its clearing broker with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain related to the Company's customers.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position, credit exposure reporting, and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

7. RELATED PARTY TRANSACTIONS

The Company's majority member holds an investment in a company that is majority owned by an individual with whom the majority member has a profit sharing agreement. This individual owns a separate information technology services company that provides such services to the Company. The amount expensed by the Company for information technology services rendered by this related entity during the year ended December 31, 2023, was approximately $96,600, which has been included in technology and communications expense within the accompanying statement of operations. The due to related party within the accompanying statement of financial condition arose from information technology services rendered by the related entity.

The aforementioned individual with whom the Company's majority member has a profit sharing agreement is additionally a partial owner of a real estate company with whom the Company has a lease agreement for office space expiring in 2024. Rent expense under this lease agreement for the year ended December 31, 2023, was approximately $7,420. There is no amount due at December 31, 2023, arising from this agreement.

The Company has elected, for all underlying classes of assets, to not recognize right of use (ROU) assets and lease liabilities for short term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these transactions with related parties did not exist.

8. SUBSEQUENT EVENTS

Events have been evaluated by the Company through the date that these financial statements were issued.